Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-234801

Prospect Supplement No. 1

(To Prospectus dated December 2, 2019)

Humanigen, Inc.

14,500,000 Shares of Common Stock

This prospectus supplement relates to the Registration Statement on Form S-1 (File No. 333-234801) declared effective by the Securities and Exchange Commission on December 2, 2019 and does not cover securities beyond those covered by the existing Registration Statement. There are no additional securities being offered under this prospectus supplement – this is merely a document required under the securities laws to update information previously filed in the original prospectus.

The selling stockholder named in the prospectus may sell or otherwise dispose of the shares of common stock described in the prospectus in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 112 of the prospectus for more information about how the selling stockholder may sell or otherwise dispose of the shares of common stock being registered pursuant to the prospectus. The selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

We are filing this prospectus supplement to supplement and amend the information previously included in the prospectus with the information contained in our Form 8-K filed with the Securities and Exchange Commission on December 16, 2019. Accordingly, we have attached our Form 8-K to this prospectus supplement. You should read this prospectus supplement together with the prospectus, each to be delivered with this prospectus supplement.

Our common stock is quoted on the OTCQB Venture Market under the symbol “HGEN”. On December 13, 2019, the last reported sale of our common stock on the OTCQB Venture Market was $0.364 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the prospectus before making a decision to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 16, 2019.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 16, 2019

Humanigen, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35798	77-0557236
(State or other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

533 Airport Boulevard, Suite 400

Burlingame, CA  94010

(Address of principal executive offices, including zip code)

(650) 243-3100

(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 16, 2019, Humanigen, Inc. (the “Company”) announced that the Company’s Board of Directors (the “Board”) had elected Cheryl Buxton to serve as a director of the Company, effective December 16, 2019. Ms. Buxton will participate in the Company’s customary non-employee director compensation program, including a one-time option grant to purchase shares of common stock upon joining the Board, and quarterly retainer payments for her future Board service. Her Board committee assignments will be determined at a later date.

A copy of the press release announcing Ms. Buxton’s election is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)        Exhibits

Exhibit No.	Description

99.1	Press Release issued by Humanigen, Inc. on December 16, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Humanigen, Inc.

By:	/s/ Cameron Durrant
Name: Cameron Durrant Title: Chairman of the Board and Chief Executive Officer

Dated: December 16, 2019

Exhibit 99.1

Humanigen Adds to Board of Directors

Burlingame, CA, December 16, 2019 – Humanigen, Inc., (HGEN) (“Humanigen”), a clinical stage biopharmaceutical company focused on the development of next generation CAR-T and other cell therapies, announced today that Cheryl Buxton, Korn Ferry’s Global Sector Leader of Pharmaceuticals, has agreed to join the Humanigen board of directors.

“I am very happy to be joining Humanigen at an exciting time in their evolution as a cell and gene therapy company,” stated Ms. Buxton. “Humanigen’s groundbreaking science in making CAR-T therapy potentially more efficacious and less toxic has broad implications for the utility of CAR-T as well as T cell engaging therapies more broadly.”

Commenting on the appointment, Dr. Cameron Durrant, Humanigen’s chairman and chief executive officer stated, “It is a pleasure to welcome Cheryl to our board. Her extensive international background in organizational and strategic resourcing and enviable network will be instrumental in helping shape our organization.”

Ms. Buxton leads the research and development sector for the pharmaceutical and consumer divisions within the Korn Ferry organization. Prior to joining Korn Ferry in 1994, Ms. Buxton was human resources director for Johnson & Johnson Pharmaceuticals (Cilag Ltd), based in the U.K., where her focus was on organizational issues and strategic resourcing. She holds a master’s degree in employment law and industrial relations from Leicester University, a diploma in personnel management and is a member of the Institute of Personnel and Development, is on the Executive Council for Springboard, a non-profit organization encouraging women entrepreneurs in Life Sciences, and on the Board of Riding with Heart a non-profit organization involved in therapeutic riding.

About Humanigen

Humanigen, Inc. is developing its portfolio of next-generation cell and gene therapies for the treatment of cancers via its novel, cutting-edge GM-CSF neutralization and gene-knockout platforms. There is a direct correlation between the efficacy of CAR-T therapy and the incidence of life-threatening toxicities (referred to as the efficacy/toxicity linkage). We believe that our GM-CSF neutralization and gene-editing platform technologies have the potential to reduce the inflammatory cascade associated with serious and potentially life-threatening CAR-T therapy-related side effects while preserving and potentially improving the efficacy of the CAR-T therapy itself, thereby breaking the efficacy/toxicity linkage. The company’s immediate focus is combining FDA-approved and development stage CAR-T therapies with lenzilumab, the company’s proprietary Humaneered® anti-human-GM-CSF immunotherapy, which is its lead product candidate. A clinical collaboration with Kite, a Gilead Company, was recently announced to evaluate the sequential use of lenzilumab with Yescarta®, axicabtagene ciloleucel, in a multicenter clinical trial in adults with relapsed or refractory large B-cell lymphoma. The company is also focused on creating next-generation combinatory gene-edited CAR-T therapies using strategies to improve efficacy while employing GM-CSF gene knockout technologies to control toxicity. In addition, the company is developing its own portfolio of proprietary first-in-class EphA3-CAR-T for various solid cancers and EMR1-CAR-T for various eosinophilic disorders. The company is also exploring the effectiveness of its GM-CSF neutralization technologies (either through the use of lenzilumab as a neutralizing antibody or through GM-CSF gene knockout) in combination with other CAR-T, bispecific or natural killer (NK) T cell engaging immunotherapy treatments to break the efficacy/toxicity linkage, including to prevent and/or treat graft-versus-host disease (GvHD) in patients undergoing allogeneic hematopoietic stem cell transplantation (HSCT). The company has established several partnerships with leading institutions to advance its innovative cell and gene therapy pipeline. For more information, visit www.humanigen.com

Exhibit 99.1

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements reflect management’s current knowledge, assumptions, judgment and expectations regarding future performance or events. Although management believes that the expectations reflected in such statements are reasonable, they give no assurance that such expectations will prove to be correct, and actual results could differ materially from the forward-looking statements. Words such as “will,” “expect,” “intend,” “plan,” “predict,” “potential,” “possible,” and similar expressions identify forward-looking statements, including, without limitation, statements related to the scope, progress, expansion, and costs of developing and commercializing the Company’s product candidates; opportunity to benefit from anticipated regulatory incentives for product candidates; and anticipated expenses related to development activities, clinical trials and the development and potential commercialization of product candidates.

Forward-looking statements are subject to risks and uncertainties including, but not limited to, the Company’s lack of revenues, history of operating losses, limited cash reserves and ability to obtain additional capital to develop and commercialize its product candidates, including the additional capital which will be necessary to complete the clinical trials that the Company has initiated or plans to initiate, and continue as a going concern; the Company’s ability to execute its strategy and business plan; the potential timing and outcomes of development, pre-clinical and clinical studies of lenzilumab, ifabotuzumab, HGEN005 any of our CAR-T pipeline and the uncertainties inherent in development, pre-clinical and clinical testing; the ability of the Company to timely source adequate supply of its development products from third-party manufacturers on which the Company depends; the potential, if any, for future development of any of its present or future products; the Company's ability to successfully progress, partner or complete further development of its programs; the Company's ability to attain market exclusivity or to protect its intellectual property; competition; changes in the regulatory landscape that may prevent the Company from pursuing or realizing any of the expected benefits from the various regulatory incentives important to its strategy, or the imposition of regulations that affect the Company's products; and the various risks described in the "Risk Factors" and elsewhere in the Company's periodic and other filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this press release. The company has no obligation, and expressly disclaims any obligation to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise.